No. 16/06

IAMGOLD ANNOUNCES A 21% INCREASE IN INDICATED RESOURCES AT QUIMSACOCHA

Toronto, Ontario, September 27, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that an updated independent resource estimate at its 100% owned Quimsacocha gold deposit in Ecuador shows a total indicated resource of 32.6 million tonnes at 3.2 g/t gold, 25 g/t silver and 0.15% copper at a 1.0 g/t gold cut-off giving a total of 3.4 million ounces of gold. This is an increase from the previously announced (October 28, 2005) indicated resource of 2.8 million ounces of gold. There is also an inferred mineral resource of 4.0 million tonnes grading 2.0 g/t gold, 15 g/t silver and 0.14% copper giving an additional 0.2 million ounces of gold. Quimsacocha is located 40 kilometers southwest of the city of Cuenca in southern Ecuador.

“We continue to gain greater understanding of this system and our confidence in the project increases with every drill hole,” commented Joseph Conway, President and CEO of IAMGOLD. “Drilling for the remainder of 2006 will focus on new highly prospective targets, outside the known resource, in Loma Tasqui, Jordanita, Rio Falso and to the west in Quimsacocha Oeste. As we continue drilling to increase the resource, work will begin shortly on the pre-feasibility study, which we expect to be ready in the second half of 2007. We will spend close to US$4 million on exploration at Quimsacocha in the second half of 2006.”

The resource estimate was carried out by Scott Wilson Roscoe Postle Associates Inc. It includes assays from 276 diamond drill holes totaling 62,000 meters of core. Drill sections are 25m to 50m apart, with holes spaced on average between 25m and 40m. More than 24,000 gold, silver, and copper assays, with an average interval length of 1.3m, were used to develop the mineral resource estimate.

Scott Wilson RPA has reported a resource estimate based on various cut-off grades as shown in the tables below.

Indicated Resource at Quimsacocha:

Cut-off grade (g/t gold)	Tonnage (M tonnes)	Gold (g/t)	Silver (g/t)	Copper (%)	Contained Gold (M ozs)	Contained Silver (M ozs)
3.0	9.7	6.3	38	0.28	2.0	11.9
2.0	17.5	4.5	30	0.21	2.5	16.9
1.0	32.6	3.2	25	0.15	3.4	26.2

Inferred Resource at Quimsacocha:

Cut-off grade (g/t gold)	Tonnage (M tonnes)	Gold (g/t)	Silver (g/t)	Copper (%)	Contained Gold (M ozs)	Contained Silver (M ozs)
3.0	0.3	4.7	45	0.25	0.1	0.4
2.0	1.4	2.8	23	0.16	0.1	1.0
1.0	4.0	2.0	15	0.14	0.3	1.9

Notes:
•	Gold, silver, and copper grades were cut prior to compositing to different grade levels depending on the wireframe grade shells, namely:
60 g/t Au, 800 g/t Ag and 6% Cu for the 3.0 g/t wireframe, and
35 g/t Au, 800 g/t Ag and 4% Cu for the 0.8g/t wireframe.
•
Average densities of 2.80 for the 3.0 g/t Au wireframe and 2.64 for the 0.8 g/t Au wireframe were calculated from more than 3,000 measurements. These averages were used as a global tonnage factor within each wireframe.

The ongoing drill program for 2006 has continued to upgrade and confirm the known resource and has established the continuation of the high grade zone between the northern and southern parts of the deposit, which contains over half of the gold. A high grade core correlated at 3 g/t Au contains 7.8 million tonnes averaging 6.8 g/t gold, 40g/t silver and 0.30% copper giving a total of 1.71 million ounces of gold, all in the indicated resource category.

The results of the continuing 2006 program will be included in an updated resource model for the deposit expected during the first quarter 2007.

Recent interpretations of geophysical data have also indicated that the Quimsacocha mineralized system is larger than previously thought and a number of new targets showing similar responses to the main orebody have been identified and will be tested by drilling in the remainder of 2006 and continuing through 2007.

A drill hole collar location diagram for the Quimsacocha resource estimate can be found in Figure 1. A 3D projection of the Quimsacocha high-grade zone is shown in Figure 2. Additional project information can be found at: www.iamgold.com.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates on the Quimsacocha Project, is based on information prepared under the supervision of, or has been reviewed by Marcus Tomkinson, VP Exploration, geologist, an employee of by IAMGOLD Corporation and is the “qualified person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The “qualified person” responsible for the independent resource estimate for resources at Quimsacocha was Wayne Valliant, P. Geo. of Scott Wilson Roscoe Postle Associates Inc. The technical information has been included herein with the consent and prior review of the above noted qualified persons. The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge		Marcus Tomkinson
Manager, Investor Relations		Vice President, Exploration
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CCN Matthew’s website at www.ccnmatthews.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Figure 1: Plan showing the relative amount and collar positions of drill holes available for use in the current (September 2006) Quimsacocha resource estimation, compared to the drilling data available for the October 2005 estimation.

Figure 2: 3D visualization of the Quimsacocha High Grade Zone (red) looking to the NE, showing the largely tabular form and “blind” nature of the mineralization. The surface topography is shown in green, and drill holes are shown in white.